Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

RANDGOLD RESOURCES ANNOUNCES RETIREMENT OF A SENIOR INDEPENDENT DIRECTOR

Jersey, Channel Islands, 1 November 2016 – Randgold Resources announces that Norborne Cole, a Senior Independent Director and a member of the Company’s remuneration and governance & nomination committees, retired from the board on 31 October 2016. As announced on 2 August 2016, Andrew Quinn was appointed as Senior Independent Director with effect from 31 October 2016.

“Norb joined the board 10 years ago and was the senior independent director from 2009. During his time on the board he also chaired the remuneration committee and was a member of the governance and nomination committee. He made a significant contribution on the board of Randgold in all these roles. His guidance has been extremely valuable and we are most grateful to him,” said Christopher Coleman, chairman.

Randgold Resources Enquiries:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 7711338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com